FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number            0-16174

__1__

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

ADAGIO PHASE III TOP LINE DATA TO BE PRESENTED AT 12TH
CONGRESS OF EUROPEAN FEDERATION OF NEUROLOGICAL SOCIETIES

-- First Prospective Study to Demonstrate Slowing
of Parkinson`s Disease Progression with AZILECT®--

Jerusalem, Israel, July 14, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that results from the ADAGIO study will be presented at the 12th  Congress of European Federation of Neurological Societies (EFNS) on August 26, 2008 in Madrid, Spain.  The ADAGIO delayed-start study was designed to demonstrate that AZILECT® can slow down the progression of Parkinson's disease.  As previously announced, the 1mg dose met all three primary end points, as well as the secondary end point, all with statistical significance.

The main results from the 1,176 patient ADAGIO trial will be presented during a "Late Breaking News" session at the upcoming EFNS congress by Professor Olivier Rascol, M.D., Ph.D., Department of Clinical Pharmacology, University Hospital, Toulouse, France, one of two principal investigators of the trial. This session will be held on Tuesday, August 26, at 11:00 AM (local time).   For more information, please visit the EFNS website at http://efns2008.efns.org. The abstract of this presentation will be published at a later date in the European Journal of Neurology.

"The EFNS Congress is one of the largest international forums for neurology and neurological disorders. In light of the recent announcement of the study outcome, this Congress is the optimal forum to present the ADAGIO results." said Prof. Rascol.  "We are excited by the study`s results. This data supports the potential of AZILECT® to modify the disease progression which could significantly impact the lives of Parkinson's disease patients. If so, this would provide a prominent position for AZILECT®  in the treatment  of Parkinson`s disease".

Teva intends to submit these results to the regulatory authorities in the U.S. and Europe. Based on these results, AZILECT® could become the first Parkinson's disease treatment to receive a label for disease modification.

About the Study

ADAGIO is a randomized, multi-center, double-blind, placebo-controlled, parallel-group study prospectively examining rasagiline's potential disease-modifying effects in 1,176 patients with early, untreated Parkinson's disease. Patients from 129 centers in 14 countries were randomized to early-start treatment (72 weeks rasagiline 1 or 2 mg once daily) or delayed-start treatment (36 weeks placebo followed by 36 weeks rasagiline 1 or 2 mg once daily [active treatment phase]). The primary analyses of the trial were based on change in total UPDRS (Unified Parkinson's Disease Rating Scale) and included slope superiority of rasagiline over placebo in the placebo-controlled phase, change from baseline to week 72, and non-inferiority of early-start vs. delayed-start slopes during weeks 48-72 of the active phase. UPDRS is the most commonly used rating scale to assess disease status.

About AZILECT®

AZILECT® 1 mg tablets (rasagiline tablets) are indicated for the treatment of the signs and symptoms of Parkinson`s disease both as initial therapy alone and to be added to levodopa later in the disease.  AZILECT® 1 mg tablets are currently available in 30 countries, including the U.S., Canada, Israel, Mexico, and most of the EU countries.

About Parkinson's Disease
Parkinson's disease is an age-related degenerative disorder of the brain. Symptoms can include: tremor, stiffness, slowness of movement, and impaired balance. An estimated four million people worldwide suffer from the disease, which usually affects people over the age of 60.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the ADAGIO phase III trial and the potential efficacy or future market or marketability of AZILECT®. Following further analysis, Teva's interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of AZILECT® may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the ADAGIO study, we cannot guarantee that AZILECT® will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Additional risks relating to Teva and its business are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: July 14, 2008

__2__